FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 1, 2006
2.	Press release dated November 8, 2006
3.	Press release dated November 9, 2006
4.	Press release dated November 15, 2006
5.	Press release dated November 16, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 30, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

01 November 2006

ARM Announces 2006 Connected Community Technical Symposiums In Europe and Asia

ARM Announces 2006 Connected Community Technical Symposiums In Europe and Asia

What: At the ARM Connected Community Technical Symposiums, participants will be presented with the ARM total solution and the importance of industry collaborations with ARM Partners to enable successful system-on-chip design-to-silicon implementations. A keynote address will be presented by an ARM Executive at each location.

Additionally, participants will be offered a selection of technical sessions and demos that enable design engineers to gain in-depth knowledge and techniques to enable the broadest level of market differentiation for their ARM® technology-based solutions.

The one-day technical symposiums, scheduled in Europe and Asia, will be held in six countries and ten locations. Venues and complete agendas for each location may be viewed at: http://www.arm.com/events/

When: India

New Delhi - Monday, November 6

Hyderabad - Wednesday, November 8

Bangalore - Friday, November 10
ARM keynote address: Keith Clarke, VP, Technical Marketing

Herzliya, Israel

Tuesday, November 14
ARM keynote address: Shlomo Rosenberg, Israel Country Manager

Paris, France

Thursday, November 16
ARM keynote address: Keith Clarke, VP, Technical Marketing

Seoul, Korea

Tuesday, November 28
ARM keynote address: Tudor Brown, COO

HsinChu, Taiwan

Thursday, November 30
ARM keynote address: Tudor Brown, COO

China

Shanghai - Monday, December 4

Beijing - Wednesday, December 6

Shenzhen - Friday, December 8
ARM keynote address: Tudor Brown, COO

Who: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited\All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+1 415 593 8457	+44 1628 427780	+1 408 548 3172
naarm@text100.com	michelle.spencer@arm.com	claudia.natalia@arm.com

Item 2

08 November 2006

ARM Recognized As Business Of The Year

WHAT: ARM has won the Business of the Year Award at this year’s National Business Awards. ARM overcame competition from companies such as Cadbury Schweppes, Lloyds TSB and Rentokil Hygiene to claim the award, widely regarded as the foremost business accolade in the UK.

WHY: To win the award, ARM demonstrated to the judges an outstanding commitment to innovation, coupled with exceptional financial returns, strong growth and sustained market leadership in its sector. The judges were impressed by the company’s strong market share in the mobile space, and its work with the technology industry’s best and brightest across the globe. ARM was also praised for its business practices in the UK, with its human resources and corporate social responsibility initiatives receiving special recognition.

WHEN: The National Business Awards winners were announced on November 7 at the Grosvenor House Hotel in London.

WHO: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

-ENDS-

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+44 20 8846 0727	+1 408 548 3172	+44 1628 427780
londonarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 3

09 November 2006

ARM Extends Approved Design Center Program With Software Specialist Category

Tata Elxsi is the first ARM Approved Design Center: Software Specialist

CAMBRIDGE, UK –November 09, 2006 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced the launch of the ARM® Approved Design Center: Software Specialist program, an extension to its successful ARM Approved Design Center program. Tata Elxsi, a leading provider of Embedded Technology and Design services, has been appointed as the first member of the new program.

The new Software Specialist program augments the established ARM Approved Design Center program, and enables the rapidly growing number of ARM ‘Design Clients’ who choose to outsource all or part of their ARM processor-based design to gain both hardware and software expertise from one source and benefit from reduced time-to-market, and mitigated critical design risk for first-time-right product delivery.

Tata Elxsi joins the existing 27 ARM Approved Design Centers, but is the first member of the new ARM Approved Design Center: Software Specialist program.

As an Approved Design Center for both hardware and software, Tata Elxsi combines its domain knowledge and embedded expertise with ARM processors, tools and development techniques, to help silicon vendors and product companies across different verticals such as automotive, telecom and wireless, consumer and media, for SoC design and complete software development and porting, including firmware, device drivers, BSPs, embedded applications and stacks on ARM processors.

Approved Design Centers in the new program will use the ARM RealView® SoC Designer, a member of the ARM RealView family of ESL tools, to perform fast modelling, simulation and debugging of complex system-on-chip (SoC) designs in a virtual environment. Other services include benchmarking of ARM processors for target applications, and testing and optimization of the customer’s code to ensure confidence in the final product much earlier in the design cycle, therefore lowering risk and increasing delivery of products that are right first time.

“This addition to the already well established and respected ARM Approved Design Center program adds another link in the chain for ARM's Ecosystem and yet another way for ARM Partners to ensure a quality delivery be it hardware or software,” said Stephen Jeffries, commercial manager, Services Division, ARM.

“Joining the ARM Approved Design Center: Software Specialist program will help us solidify our leadership position in the SoC and embedded software design for the consumer electronic, media, mobile and automotive market space,” said Nitin Pai, Head of Worldwide Marketing at Tata Elxsi. “Tata Elxsi's proven track record in embedded product design services combined with the backing of ARM and ARM tools, will enable customers with the unique advantage of accessing an experienced embedded development team and optimised embedded IP and solutions based on ARM technology.”

"It is especially important for our Partners to be able to access technical expertise to help develop next-generation products without sacrificing time-to-market," said Atul Arora, president ARM India Commercial Operations. "ARM is looking to increase its partnership with Indian companies to enable cost-effective support and a local network."

About RealView ESL tools
The RealView CREATE family of design tools uses ESL technology to create a virtual prototype of processor cores and complete SoC designs in the pre-silicon phase. As part of this process, SoC hardware architecture and software are tested extensively in the pre-silicon phase. The tools work at the cycle-based and transaction-based abstraction level, combining the speed of C/C++ with the accuracy of RTL, to provide a complete platform for modeling and programming multi-core SoCs. The tools also support the SPIRIT 1.1 standard for ease of integration into downstream RTL and implementation design flows. As a result, design engineers using the RealView ESL design tools are able to achieve enhanced end product quality.

About the ARM Approved Design Center Program
ARM Approved Design Center Partners must go through a strict approval process to qualify as an ARM Approved Design Center. This includes a design flow audit, training on implementing designs with ARM processors, tools, AMBA® interface peripherals and development techniques. Furthermore, each Approved Design Center must demonstrate its own unique skills in specific technology domains, as well as end-market expertise. The ARM Approved Design Center Program also provides additional benefits such as geographic and time-zone locality and local language support.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Tata Elxsi
Tata Elxsi addresses outsourced design for embedded products across silicon, systems and software layers, delivering high quality, cost effective and reduced time-to-market services and solutions to industry sectors such as automotive, consumer electronics, media and entertainment, semiconductors and telecommunications. Tata Elxsi's global delivery capability is supported by a team of over 2000 technology specialists and engineers, and a network of over 20 worldwide offices, enabling easy access to global customers.

ENDS

ARM, AMBA and RealView are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Claudia Natalia	Michelle Spencer
ARM	ARM
+1 408 548 3172	+44 1628 427780
claudia.natalia@arm.com	michelle.spencer@arm.com

TATA ELXSI PRESS OFFICE:

Gopakumar S
Tata Elxsi
+91 80 22979123
gk@tataelxsi.co.in

Item 4

15 November 2006

ARM Releases Free OpenMAX DL Sample Software Library

WHAT

ARM announces that the source code for its sample implementation of OpenMAX DL (Development Layer) software library, designed to enable rapid implementation and seamless portability of video, image and audio codecs (encoders/decoders), is freely available for download from the company’s website. The ARM® OpenMAX DL software library supports the OpenMAX DL Application Programming Interface (API) specification, developed by the Khronos Group.

The Khronos OpenMAX DL API requires a software library that implements the functions it specifies. ARM’s sample OpenMAX DL software library provides source code written in C for easy platform portability and code readability. ARM’s optimized libraries will be hand-coded in assembly and designed to achieve maximum performance. Now codec porting to new platforms is as simple as swapping in the new DL library.

The OpenMAX DL software library adds significant value to OEMs, ODMs and codec and middle providers by improving time-to-market for advanced codecs, reducing software development costs and enabling silicon providers to offer an open-standards-based platform for optimized codec development.

ARM plans to create a series of highly optimized libraries including an implementation that will take full advantage of the ARMv6 architecture found in the ARM11™ family and an implementation for the NEON™ signal processing technology found in the Cortex™-A8 processor.

WHERE

ARM’s sample OpenMAX DL software library is freely available for download at: http://www.arm.com/products/esd/openmax_home.html.

The OpenMAX DL API specification is freely available from the Khronos Group at: http://www.khronos.org/openmax/.

WHO

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

###

ARM is a registered trademark of ARM Limited. ARM11, NEON and Cortex are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

CONTACT DETAILS:

ARM PRESS OFFICE: +44 208 996 4141

Michelle Spencer	Claudia Natalia	Nandita Geerdink
ARM	ARM	Text 100
+44 1628 427780	+1 408 548 3172	+1 415 593 8457
michelle.spencer@arm.com	claudia.natalia@arm.com	nanditag@text100.com

Item 5

16 November 2006

ARM TrustZone and Discretix CryptoCell Technologies Combined to Create Next-Generation Security for Mobile Content

Complementary technologies will be available as a complete security system; benefits include resistance to both hardware and software attacks, performance optimization and compliance with major industry standards

CAMBRIDGE, UK AND SAN MATEO, CA - Nov. 16, 2006 ARM [(LSE: ARM); (Nasdaq: ARMHY)] and Discretix, the leading provider of embedded security solutions for mobile devices and flash memory, today announced at the ARM® Connected Community Symposium, Paris, France, the collaboration towards a groundbreaking joint security solution for mobile devices. The combined solution will integrate ARM TrustZone® technology with Discretix’ CryptoCell™ technology, creating a robust trusted environment for mobile content that is compliant with major industry standards.

“As rich mobile content becomes ubiquitous, and technologies such as Near Field Communications (NFC) enable mobile contactless payment devices, turning your phone into your e-wallet, the security of portable devices is coming under greater scrutiny. With increasing occurrences of mobile fraud, content hacking and virus transmission, operators and businesses stand to lose significant revenues if action is not taken,” said Michael Dimelow, director of marketing, Embedded Software, ARM. “TrustZone Software has become the de facto standard in mobile security, and when combined with Discretix CryptoCell technology, we can deliver a robust and flexible solution accessible to all.”

“The Discretix CryptoCell security system is already part of many mobile platforms, making it a strategic enhancement for ARM TrustZone technology. SoC designers who are looking to build the most advanced mobile systems would greatly benefit from such joint architecture,” said Edo Ganot, EVP, Sales and Business Development of Discretix. “The combined solution is designed to ensure that mobile devices running open operating systems conform to the highest security requirements.”

The integration of TrustZone and CryptoCell technologies creates a tightly coupled, high-performance security solution combining hardware and software components. At the hardware level, the solution includes the CryptoCell platform and TrustZone Hardware. At the software layer, the solution includes TrustZone Software, Discretix security middleware and Discretix multi-scheme DRM agent.

Through the combination of TrustZone and CryptoCell technologies, OEMs will be able to implement secure execution environments to protect critical assets in open system architectures with the added benefit of low power, high-throughput cryptographic acceleration technology.

As a secure extension to the ARM architecture, TrustZone technology is targeted specifically at securing mobile phones, PDAs, set-top boxes or other consumer products running open operating systems such as Symbian, Linux and Windows CE. Through its implementation within the microprocessor core, TrustZone technology creates a secure execution environment to protect applications from software attacks.

Discretix’ CryptoCell technology is an embedded hardware and software system designed to protect and enable mobile device applications. The flexible platform offers an outstanding level of security while overcoming the challenges of performance, power consumption and silicon footprint. The CryptoCell architecture can be tailored to meet a variety of requirements for robust security solutions, and can be deployed across a wide range of platforms and operating systems. As part of this collaboration, Discretix has joined the ARM Connected Community.

Availability
ARM TrustZone technology is available for licensing now from ARM and consists of TrustZone technology-enabled ARM processors, TrustZone technology-aware ARM Fabric IP and ARM TrustZone Software.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com .

About Discretix
www.discretix.com.

ENDS

Discretix and CryptoCell are trademarks of Discretix, Ltd.

ARM and TrustZone are registered trademarks of ARM Limited . All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

DISCRETIX CONTACT:	ARM CONTACT:

Belinda Banks	Michelle Spencer
S&S Public Relations	+44 1628 427780
+1 212-946-2823	Email: michelle.spencer@arm.com